ADVISOR MANAGED PORTFOLIOS
FIRST AMENDMENT TO THE OPERATING EXPENSES LIMITATION AGREEMENT

THIS FIRST AMENDMENT is made as of the 2nd day of December 2024 to the Operating Expenses Limitation Agreement dated October 24, 2023 between Advisor Managed Portfolios and Patient Capital Management, LLC (the "Agreement").

WHEREAS, the parties desire to revise section 2 to explicitly exclude the Patient Opportunity Cayman Ltd.;

NOW, THEREFORE, the parties agree to amend the Agreement by deleting the existing section 2 in its entirety and replacing it with the following:

2.DEFINITION. For purposes of this Agreement, the term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, interest expense, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, portfolio transaction expenses, dividends paid on short sales, extraordinary expenses such as litigation, Rule 12b-1 fees, intermediary servicing fees, or any other class-specific expenses. The term “acquired fund fees and expenses” does not include fees or expenses of the Patient Opportunity Cayman Ltd. The term “Class Expenses” with respect to each class of a Fund includes the Operating Expenses and Rule 12b-1 fees, intermediary servicing fees, and other class-specific expenses.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by their duly authorized officers as of the date set forth above.

ADVISOR MANAGED PORTFOLIOS         PATIENT CAPITAL MANAGEMENT

BY: /s/ Russell Simon	BY: /s/ Milton Dodge
NAME: Russell Simon	NAME: Milton Dodge
TITLE: President	TITLE: Chief Compliance Officer
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